SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                              TO RULE 13d-2(a)

                           (Amendment No. ____)


                     Abington Community Bancorp, Inc.
______________________________________________________________________________
                             (Name of Issuer)


                 Common Stock, par value $0.01 per share
______________________________________________________________________________
                      (Title of Class of Securities)


                               00350R 10 6
______________________________________________________________________________
                              (CUSIP Number)



Robert W. White                          Copies to:
Chairman of the Board, President         Hugh T. Wilkinson, Esq.
  and Chief Executive Officer            Eric M. Marion, Esq.
Abington Mutual Holding Company          Elias, Matz, Tiernan & Herrick L.L.P.
180 Old York Road,                       734 15th Street, N.W.
Jenkintown, Pennsylvania 19046           Washington, D.C. 20005
(215) 886-8280                           (202) 347-0300
______________________________________________________________________________
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)


                             December 16, 2004
______________________________________________________________________________
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


CUSIP No. 00350R 10 6                 13D                    Page 2 of 8 Pages


------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Abington Mutual Holding Company
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [ ]
------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    00
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)                                                  [ ]

    N/A
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Pennsylvania
------------------------------------------------------------------------------
              7   SOLE VOTING POWER

  NUMBER OF       8,728,500
   SHARES    -----------------------------------------------------------------
BENEFICIALLY  8   SHARED VOTING POWER
  OWNED BY
    EACH          0
 REPORTING   -----------------------------------------------------------------
PERSON WITH   9   SOLE DISPOSITIVE POWER

                  8,728,500
             -----------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  0
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,728,500
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    55.0%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    HC
------------------------------------------------------------------------------

CUSIP No. 00350R 10 6                 13D                    Page 3 of 8 Pages



Item 1.   Security and Issuer

     This Schedule 13D relates to shares of the common stock, par value $0.01 per share (the "Common Stock"), of Abington Community Bancorp, Inc., a Pennsylvania corporation (the "Company" or the "Issuer"), whose principal executive offices are located at 180 Old York Road, Jenkintown, Pennsylvania 19046.

Item 2.   Identity and Background

     (a)-(c) This Schedule 13D is filed on behalf of Abington Mutual Holding Company, a Pennsylvania chartered mutual holding company (the "MHC"). The MHC's principal business is to hold the majority of the Company's shares of Common Stock. The business address of the MHC is 180 Old York Road, Jenkintown, Pennsylvania 19046.

     Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the MHC (collectively, "Insiders"):


Name                                     Occupation
-----------------------------------      ----------------------------------

Directors:

  Michael F. Czerwonka, III              Partner, Fitzpatrick & Czerwonka, an
                                         accounting firm, Abington,
                                         Pennsylvania.

  A. Stuard Graham, Jr.                  President, Hardy Graham, Inc., a
                                         design engineering firm located in
                                         North Wales, Pennsylvania.

  Jane Margraff Kieser                   Retired.

  Joseph B. McHugh                       Owner, Joseph B. McHugh, P.E.,
                                         mechanical engineer consulting,
                                         Jenkintown, Pennsylvania.

  Robert John Pannepacker, Sr.           President, Penny's Flowers, a florist
                                         in Glenside, Pennsylvania.

  Robert W. White                        Chairman of the Board, President and
                                         Chief Executive Officer of the
                                         Company, the MHC and Abington Bank

Directors Emeritus:


  Harold N. Grier                        Self employed realtor in Meadowbrook,
                                         Pennsylvania.

  Baron Rowland                          Funeral director, Baron Rowland
                                         Funeral Home, Ltd., Abington
                                         Pennsylvania.

CUSIP No. 00350R 10 6                 13D                    Page 4 of 8 Pages



Executive Officers Who Are Not Directors:


  Edward W. Gormley                      Senior Vice President and Secretary
                                         of the Company, the MHC and Abington
                                         Bank.

  Frank Kovalcheck                       Senior Vice President of the Company
                                         and Abington Bank.

  Jack J. Sandoski                       Senior Vice President, Chief
                                         Financial Officer and Treasurer of
                                         the Company and Abington Bank.

     (d) During the last five years, neither the MHC nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither the Company nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  All of the Insiders are U.S. citizens.

Item 3.   Source and Amount of Funds or Other Consideration

     The Company was formed for the purpose of becoming the stock holding company of Abington Bank, a Pennsylvania chartered savings bank, Jenkintown, Pennsylvania (the "Bank"); and the MHC was formed for the purpose of becoming the mutual holding company parent of the Company. Pursuant to the Plan of Reorganization from Mutual Savings Bank to Mutual Holding Company (the "Plan of Reorganization") and a related Plan of Stock Issuance ("Plan of Stock Issuance"), effective December 16, 2004, the Bank became a wholly owned subsidiary of the Company, which became a majority owned subsidiary of the MHC (the "Mutual Holding Company Reorganization"). On December 16, 2004, 8,728,500 shares of Common Stock were issued to the MHC at no cost to the MHC. In addition, on December 16, 2004, certain Insiders purchased shares of Common Stock using their personal funds. All shares purchased by Insiders were purchased at a price of $10.00 per share. Certain Insiders have purchased additional shares of Common Stock on the open market as reflected in Item 5(c) hereof.

Item 4.   Purpose of Transaction

     The primary purpose of the transaction was to reorganize the Bank into the mutual holding company form of organization. The mutual holding company structure permitted the Company to sell capital stock, which is a source of capital not available to a mutual savings bank. The transaction also gives the Bank and the Company greater flexibility to structure and finance the

CUSIP No. 00350R 10 6                 13D                    Page 5 of 8 Pages



expansion of operations and to diversity into other financial services. Because the Company only issued a minority of the Common Stock for sale to the public in the Mutual Holding Company Reorganization, the Bank's mutual form of ownership and its ability to remain an independent savings bank and to provide community-related financial services is expected to be preserved.

     While the MHC and Insiders intend to exercise their rights as stockholders, neither the MHC nor the Insiders currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's articles of incorporation or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a) As of December 16, 2004, the MHC directly and beneficially owned 8,728,500 shares of the Company's Common Stock, which represented 55.0% of the issued and outstanding shares of Common Stock on such date. The following table sets forth information with respect to the shares of Common Stock beneficially owned by the Insiders as of December 23, 2004.


                                      No. of Shares          % of Outstanding
                 Name               Beneficially Owned         Common Stock
-------------------------------     ------------------       ----------------

Directors:

  Michael F. Czerwonka, III             29,450(1)                   *

  Jane Margraff Kieser                  35,500(2)                   *

  Joseph B. McHugh                      52,133                      *

  Robert John Pannepacker,Sr.           52,000(3)                   *

  Robert W. White                       62,100(4)                   *

Directors Emeritus:

  Harold N. Grier                       62,100(5)                   *

CUSIP No. 00350R 10 6                 13D                    Page 6 of 8 Pages



                                      No. of Shares          % of Outstanding
                 Name               Beneficially Owned         Common Stock
-------------------------------     ------------------       ----------------

  Baron Rowland                         62,110(6)                   *

Executive Officers:

  Edward W. Gormley                     56,000(7)                   *

  Frank Kovalcheck                      34,727(8)                   *

  Jack J. Sandoski                      50,000(9)                   *

________________________

*    Represents less than one percent of the Company's outstanding Common
     Stock.

(1) Includes 4,450 shares held in Mr. Czerwonka's individual retirement account and 16,000 shares held by Fitzpatrick & Czerwonka, an accounting firm in which Mr. Czerwonka is a partner.

(2) Includes 10,500 shares held in a Deferred Compensation Plan over which Ms. Kieser disclaims ownership.

(3) Includes 25,000 shares held by Mr. Pannepacker's spouse and 2,000 shares held by Penny's Flowers, Inc., a corporation of which Mr. Pannepacker is a 50% owner, and over which he disclaims beneficial ownership except with respect to his pecuniary interest therein.

(4) Includes 14,600 shares held in the Abington Bank 401(k) Plan and 47,500 shares held in a Deferred Compensation Plan over which Mr. White disclaims beneficial ownership.

(5)  Includes 12,100 shares held by Mr. Grier's spouse.

(6) Includes 19,690 shares held by Mr. Rowland's spouse, 15,000 shares held in Mr. Rowland's individual retirement account and 2,420 shares held in a Deferred Compensation Plan over which Mr. Rowland disclaims beneficial ownership.

(7) Includes 33,900 shares held in Abington Bank's 401(k) Plan and 22,100 shares held in a Deferred Compensation Plan over which Mr. Gormley disclaims beneficial ownership.

(8) Includes 9,647 shares held by Mr. Kovalcheck's spouse, 6,000 shares held in the Abington Bank 401(k) Plan and 4,900 shares held in a Deferred Compensation Plan over which Mr. Kovalcheck disclaims beneficial ownership.

(9) Includes 30,000 shares held in Abington Bank's 401(k) Plan and 20,000 shares held in a Deferred Compensation Plan over which Mr. Sandoski disclaims beneficial ownership.

     (b) The MHC has sole voting power over 8,728,500 shares and sole dispositive power over 8,728,500 shares. The Insiders have voting and dispositive power over the shares listed in Item 5(a) above as discussed in the footnotes to Item 5(a).

CUSIP No. 00350R 10 6                 13D                    Page 7 of 8 Pages

     (c) Neither the MHC nor any Insider has effected any transaction in the Company's Common Stock within the past 60 days other than as set forth below:

                                             Number of Shares
      Name         Date of Transaction          Purchased            Price
-----------------  -------------------       ----------------      ---------

Joseph B. McHugh      12/17/2004                  10,000            $13.30

Joseph B. McHugh      12/21/2004                  19,000            $13.3488

Frank Kovalcheck      12/21/2004                   7,680            $13.35


     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     As of the date of this Schedule 13D, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.   Material to Be Filed as Exhibits

     None.

CUSIP No. 00350R 10 6                 13D                    Page 8 of 8 Pages



                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   ABINGTON MUTUAL HOLDING COMPANY



December 23, 2004                  By: /s/ Robert W. White
                                      ---------------------------------
                                      Robert W. White
                                      Chairman of the Board, President and
                                        Chief Executive Officer